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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101
    Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
             and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                                (AMENDMENT NO. 6)

                                  FUNDTECH LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M47095100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                NITSA EINAN, ADV.
                      CLAL INDUSTRIES AND INVESTMENTS LTD.
                        3 AZRIELI CENTER, TRIANGLE TOWER
                                 TEL AVIV, 67023
                               TEL: 972-3-6075795
                                     ISRAEL
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 AUGUST 28, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 33 pages

                               SCHEDULE 13D

-------------------------                        -----------------------
CUSIP NO. M47095100                                PAGE 2 OF 33 PAGES
-------------------------                        -----------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Clal Industries and Investments Ltd. (no U.S. I.D. number)
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                            (a)  /X/
     OF A GROUP*                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                               / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    4,068,497 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    4,068,497 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
            4,068,497 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                             / /
     EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             28.64%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

               CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

-------------------------                        -----------------------
CUSIP NO. M47095100                                PAGE 3 OF 33 PAGES
-------------------------                        -----------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     IDB Development Corporation Ltd. (no U.S. I.D. number)
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                            (a)  /X/
     OF A GROUP*                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not Applicable
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                               / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    4,068,497 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    4,068,497 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
            4,068,497 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                             / /
     EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             28.64%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
               CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

-------------------------                        -----------------------
CUSIP NO. M47095100                                PAGE 4 OF 33 PAGES
-------------------------                        -----------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     IDB Holding Corporation Ltd. (no U.S. I.D. number)
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                            (a)  /X/
     OF A GROUP*                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not Applicable
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                               / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    4,068,497 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    4,068,497 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
            4,068,497 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                             / /
     EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             28.64%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
               CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

-------------------------                        -----------------------
CUSIP NO. M47095100                                PAGE 5 OF 33 PAGES
-------------------------                        -----------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Leon Recanati
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                            (a)  /X/
     OF A GROUP*                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not Applicable
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                               / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 3,200
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    4,068,497 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    3,200
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    4,068,497 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
            4,071,697 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                             / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             28.66%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
               IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

-------------------------                        -----------------------
CUSIP NO. M47095100                                PAGE 6 OF 33 PAGES
-------------------------                        -----------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Oudi Recanati
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                            (a)  /X/
     OF A GROUP*                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not Applicable
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                               / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    4,068,497 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    4,068,497 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
            4,068,497 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                             / /
     EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             28.64%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
               IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

-------------------------                        -----------------------
CUSIP NO. M47095100                                PAGE 7 OF 33 PAGES
-------------------------                        -----------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Elaine Recanati
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                            (a)  /X/
     OF A GROUP*                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not Applicable
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                               / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    4,068,497 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    4,068,497 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
            4,068,497 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                             / /
     EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             28.64%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
               IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

-------------------------                        -----------------------
CUSIP NO. M47095100                                PAGE 8 OF 33 PAGES
-------------------------                        -----------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Judith Yovel Recanati
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                            (a)  /X/
     OF A GROUP*                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not Applicable
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                               / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    4,068,497 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    4,068,497 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
            4,068,497 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                             / /
     EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             28.64%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
               IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 6 amends this Statement on Schedule 13D, as previously filed with the Securities and Exchange Commission.

ITEM 1.     SECURITY AND ISSUER

      The class of securities to which this Statement relates is the ordinary shares, New Israel Shekel 0.01 par value per share (the "Ordinary Shares"), of Fundtech Ltd., an Israeli corporation (the "Issuer"), whose principal executive offices are located at 12 Ha'hilazon Street, Ramat-Gan, Israel 52522. The Ordinary Shares are traded only on the National Association of Securities Dealers Automated Quotation System (the "NASDAQ").

ITEM 2.     IDENTITY AND BACKGROUND

      (1) Clal Industries and Investments Ltd. an Israeli corporation ("Clal Industries"), with its principal office at 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors.

      (2) IDB Development Corporation Ltd., an Israeli corporation ("IDB Development"), with its principal office at 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. As of September 28, 2001, IDB Development owned 63.64% of Clal Industries.

      On July 13, 2000, Clal (Israel) Ltd. merged into IDB Development and ceased to be a Reporting Person.

      (3) IDB Holding Corporation Ltd., an Israeli corporation ("IDB Holding"), with its principal office at 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. As of September 28, 2001, IDB Holding owned 56.4% of IDB Development.

      The following persons may, by reason of their interests in and relationships with IDB Holding, be deemed to control the corporations referred to in paragraphs (1)-(3) above:

      (4) Leon Recanati, 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel. Present principal occupation: Chairman of the Board of IDB Holding.

      (5) Oudi Recanati, Quai de L'Ile 3, CH-1204, Geneva, Switzerland. Present principal occupation: Chairman, Discount Bank and Trust Company, Geneva, Switzerland.

      On May 28, 1999, Mr. Raphael Recanati died and ceased to be a Reporting Person. Mr. Raphael Recanati's son, Oudi Recanati, is hereby added as a Reporting Person.

                                                              Page 9 of 33 pages

      (6) Elaine Recanati, 23 Shalva Street, Herzliya, Israel. Present principal occupation: Housewife.

      (7) Judith Yovel Recanati, 64 Kaplan Street, Herzliya, Israel. Present principal occupation: Housewife.

      Mr. Leon Recanati and Mrs. Judith Yovel Recanati are brother and sister and Mr. Oudi Recanati is their first cousin. They are the nephews and niece of Mrs. Elaine Recanati. As of September 28, 2001, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati held in the aggregate approximately 51.7% of the voting power and equity of IDB Holding.

      The name, citizenship, residence or business address, present principal occupation, and the name, principal business and address of each corporation in which such occupation is conducted of each of the executive officers and directors of Clal Industries, IDB Holding and IDB Development are set forth on Exhibits 1, 2 and 3 hereof, respectively, and incorporated herein by reference.

      (d) None of the Reporting Persons has, during the past five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

      (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) The individuals referred in (4), (5) and (7) above are citizens of Israel. The individual referred to in (6), Mrs. Elaine Recanati, is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            From May 12, 1998 through May 21, 1998, Clal Industries entered into six agreements to purchase Ordinary Shares of the Issuer (the "Share Purchase Agreements").

      (1) On May 12, 1998, Clal Industries entered into a share purchase agreement with Primavera Investments Ltd. pursuant to which Clal Industries acquired an aggregate of 436,197 Ordinary Shares of the Issuer for a total purchase price of $7,415,349.

      (2) On May 12, 1998, Clal Industries entered into a share purchase agreement with Aura Investments Research and Development Ltd. ("Aura") pursuant to which Clal Industries acquired an aggregate of 100,000 Ordinary Shares of the Issuer for a total purchase price of $1,700,000.

                                                            Page 10 of  33 pages

            (3) On May 14, 1998, Clal Industries entered into a share purchase agreement with Genesis Partners I L.P. and Genesis Partners I (Cayman) L.P pursuant to which Clal Industries acquired an aggregate of 100,000 Ordinary Shares of the Issuer for a total purchase price of $1,700,000.

            (4) On May 19, 1998, Clal Industries entered into a share purchase agreement with Israel Growth Fund, L.P. pursuant to which Clal Industries acquired an aggregate of 250,000 Ordinary Shares of the Issuer for a total purchase price of $4,250,000.

            (5) On May 20, 1998, Clal Industries entered into a share purchase agreement with Alrov Technologies (1983) Ltd. pursuant to which Clal Industries acquired an aggregate of 70,000 Ordinary Shares of the Issuer for a total purchase price of $1,190,000.

            (6) On May 21, 1998, Clal Industries entered into a share purchase agreement with Aura pursuant to which Clal Industries acquired an aggregate of 100,000 Ordinary Shares of the Issuer for a total purchase price of $1,700,000.

            In addition, from June 11, 1998 through June 15, 1998 Clal Technologies (1997) Ltd. ("Clal Technologies") acquired an aggregate of 255,000 Ordinary Shares of the Issuer in open market transactions at prices ranging from $15.750 to $16.125 per share.

            The Ordinary Shares of the Issuer acquired by Clal Industries and Clal Technologies through June 15, 1998, were funded out of working capital.

      On various dates from June 22, 1998 through September 9, 1998, Clal Industries acquired an aggregate of 230,000 Ordinary Shares of the Issuer in open market transactions on the NASDAQ at prices ranging from $11.00 to $16.125 per share. The Ordinary Shares acquired from June 16 (the day after the last transaction reported in the Schedule 13D) through September 9, 1998 were purchased at an aggregate cost of $2,893,125 which was funded out of working capital.

      On various dates from September 15, 1998 through November 10, 1998, Clal Technologies acquired an aggregate of 306,500 Ordinary Shares of the Issuer in open market transactions on the NASDAQ at prices ranging from $10.000 to $15.063 per share. The cost of the 306,500 Ordinary Shares was funded out of working capital of Clal Industries.

      On various dates from December 2, 1998 through December 7, 1998, Clal Technologies acquired an aggregate of 202,000 Ordinary Shares of the Issuer in open market transactions on the NASDAQ at prices ranging from $16.250 to $16.875 per share. The cost of the 202,000 Ordinary Shares was funded out of working capital of Clal Industries.

      On December 30, 1998, Clal Technologies sold 993,500 Ordinary Shares of the Issuer, constituting all the Ordinary Shares of the Issuer owned by it, to Clal Industries at a price of $20.687 per share in a privately negotiated transaction. As of December 30, 1998, Clal Technologies no longer held beneficially or of record, Ordinary Shares of the Issuer. As a result of such sale, Clal Technologies ceased to be a Reporting Person.

                                                            Page 11 of  33 pages

      On various dates from March 9, 1999 through March 19, 1999, Clal Industries acquired an aggregate of 118,600 Ordinary Shares of the Issuer in open market transactions on the NASDAQ at prices ranging from $19.125 to $31.000 per share. The cost of the 118,600 Ordinary Shares was funded out of working capital of Clal Industries.

      On April 30, 1999, Clal Industries acquired an aggregate of 340,000 Ordinary Shares of the Issuer at a price of $35.00 per share. These shares were purchased as part of a secondary public offering by the Issuer, during which offering a total of 2,900,000 Ordinary Shares were sold by the Issuer.

      On various dates from May 18, 1999 through May 28, 1999, Clal Industries acquired an aggregate of 85,500 Ordinary Shares in open market transactions on the NASDAQ at prices ranging from $31.125 to $32.375 per share.

      The cost of the 425,500 Ordinary Shares was funded out of working capital of Clal Industries.

      On various dates from July 27, 1999 through September 19, 2001, Clal Industries acquired an aggregate of 1,474,700 Ordinary Shares in open market transactions on the NASDAQ at prices ranging from $5.200 to $25.188 per share.

      The cost of the 1,474,700 Ordinary Shares was funded out of working capital of Clal Industries.

ITEM 4.     PURPOSE OF TRANSACTION

         The Ordinary Shares acquired by Clal Industries were purchased for investment purposes and to protect the ability of the Reporting Persons to continue to influence the policies of the Issuer and to assure that any extraordinary corporate transactions involving the Issuer would be made with fair consideration given to the interests of the Reporting Persons. The Reporting Persons may seek to use their influence to prevent, or modify the terms of, any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a recapitalization, merger, liquidation, transfer of a material amount of assets, or any similar extraordinary transaction, or a change in the governing instruments of the Issuer or the composition of its Board of Directors or dividend policies which the Reporting Persons believe are not in the interest of the Issuer or their interests as substantial investors in the Issuer. The Reporting Persons have no plan or proposals which would result in, or are designed to prevent or modify the terms of, any of the types of extraordinary transactions described above.

         The Reporting Persons may from time to time seek to acquire additional Ordinary Shares in transactions on the NASDAQ, or in transactions negotiated with the Issuer, or with other shareholders, at prices and/or other terms acceptable to the Reporting Persons. If the Reporting Persons believe it to be in their best interest, the Reporting Persons may sell all or any portion of the Ordinary Shares.

                                                            Page 12 of  33 pages

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      The Issuer has advised the Reporting Persons that there were 14,203,946 Ordinary Shares outstanding on June 30, 2001. The percentages of Ordinary Shares outstanding set forth in this Statement are based on this number.

      As of September 19, 2001, Clal Industries was the direct owner of 4,068,497 Ordinary Shares of the Issuer. As a result of the direct ownership of these Ordinary Shares of the Issuer by Clal Industries, the Reporting Persons may be deemed to share the power to vote and dispose of 4,068,497 Ordinary Shares of the Issuer, constituting approximately 28.64% of the Ordinary Shares of the Issuer.

      During the period from May 29, 1999 (the day after the last transaction reported in Schedule 13D) through September 19, 2001, Clal Industries made the following purchases of Ordinary Shares of the Issuer, all of which were made in open market transactions on the NASDAQ:


Date                     Amount of Ordinary Shares  Price Per Share
----                     -------------------------  ---------------
July 27, 1999            15,000                     25.188
July 27, 1999            25,000                     25.125
July 27, 1999            10,000                     24.875
July 27, 1999            10,000                     24.688
July 27, 1999            20,000                     24.750
July 27, 1999             5,000                     24.625
July 27, 1999            15,000                     24.500
August 2, 1999           10,000                     24.875
August 2, 1999           15,000                     24.813
August 2, 1999            5,000                     24.750
August 2, 1999           10,000                     25.000
August 2, 1999           20,000                     24.938
August 2, 1999            5,000                     24.875
August 2, 1999            4,000                     24.750
August 2, 1999            3,000                     24.813
August 3, 1999           17,500                     23.875
August 3, 1999            3,000                     23.813
August 3, 1999            4,500                     23.750
August 4, 1999            6,900                     23.375
August 4, 1999            5,000                     23.250
August 4, 1999            2,000                     23.188
August 4, 1999            8,100                     23.125
August 5, 1999           20,000                     23.063
August 5, 1999            4,000                     22.813
August 5, 1999            5,000                     23.000
August 5, 1999           10,000                     22.750
August 9, 1999           10,000                     23.000
August 9, 1999           10,000                     22.750
August 9, 1999            5,000                     22.625
August 9, 1999            3,000                     22.938


                                                         Page 13 of 33 pages


Date                     Amount of Ordinary Shares  Price Per Share
----                     -------------------------  ---------------
August 9, 1999            5,000                     22.813
August 9, 1999            5,000                     22.750
August 10, 1999           2,500                     22.063
August 10, 1999           2,500                     21.875
August 12, 1999           5,000                     22.563
August 12, 1999          10,000                     22.375
August 13, 1999          10,000                     22.625
August 16, 1999           2,500                     23.063
October 4, 1999          25,000                     20.688
October 4, 1999          10,000                     21.188
October 4, 1999          10,000                     21.125
October 4, 1999          15,000                     21.063
October 4, 1999           5,000                     21.000
October 4, 1999           5,000                     20.938
October 4, 1999          10,000                     20.875
October 4, 1999          15,000                     20.688
October 4, 1999           5,000                     20.625
October 5, 1999          35,000                     20.438
October 5, 1999           5,000                     20.375
October 5, 1999          10,000                     20.125
October 6, 1999          50,000                     10.563
October 6, 1999         250,000                     10.625
October 11, 1999         15,000                     14.813
October 11, 1999         10,000                     14.688
October 11, 1999          5,000                     14.750
October 11, 1999         10,000                     13.875
October 11, 1999         15,000                     14.063
October 11, 1999         10,000                     14.250
October 11, 1999         25,000                     14.938
October 11, 1999         10,000                     14.813
October 11, 1999         10,000                     14.875
October 11, 1999         10,000                     14.750
October 12, 1999         18,000                     14.938
October 12, 1999         10,600                     14.875
October 12, 1999          5,000                     14.750
October 12, 1999          5,000                     14.688
October 12, 1999         10,000                     14.750
October 12, 1999          5,000                     14.938
October 12, 1999          7,500                     14.938
October 12, 1999         25,000                     14.875
October 13, 1999         25,000                     14.750
October 13, 1999         15,000                     14.813
October 13, 1999          5,000                     14.688
October 13, 1999          2,000                     14.875
October 13, 1999          2,000                     14.813
October 13, 1999          3,000                     14.750
October 13, 1999          6,000                     14.563

                                                         Page 14 of 33 pages


Date                     Amount of Ordinary Shares  Price Per Share
----                     -------------------------  ---------------
October 13, 1999          2,000                     14.438
October 13, 1999          2,500                     14.563
October 13, 1999          2,500                     14.625
October 14, 1999         25,000                     14.750
October 14, 1999         17,000                     14.938
October 15, 1999         13,000                     14.750
October 15, 1999         15,000                     14.688
October 15, 1999         10,000                     14.625
October 15, 1999         25,000                     14.688
October 19, 1999         27,500                     14.000
October 19, 1999          3,000                     13.938
October 19, 1999          1,000                     13.875
October 26, 1999         10,000                     13.313
October 26, 1999          5,000                     13.250
October 26, 1999          1,600                     13.000
October 27, 1999         12,000                     13.063
October 27, 1999         20,000                     13.063
October 27, 1999          5,000                     12.938
August 1, 2001            5,000                     $6.800
August 20, 2001          10,000                     $6.750
August 20, 2001           2,000                     $6.700
August 21, 2001           2,000                     $6.700
August 20, 2001          15,000                     $6.630
August 28, 2001           5,000                     $6.370
August 29, 2001           3,000                     $6.310
September 4, 2001         5,000                     $5.910
September 5, 2001         8,000                     $5.780
September 5, 2001        20,000                     $5.800
September 6, 2001        15,000                     $5.600
September 7, 2001        15,000                     $5.550
September 19, 2001      120,000                     $5.260
September 19, 2001       10,000                     $5.200

      As of September 20, 2001, IDB Holding, IDB Development and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the 4,068,497 Ordinary Shares held by Clal Industries, constituting approximately 28.64% of the Ordinary Shares. In addition, Mr. Leon Recanati had the sole power to vote and dispose of 3,200 Ordinary Shares of the Issuer, constituting approximately 0.02% of the Ordinary Shares of the Issuer.

            The Reporting Persons have been informed that Leon Recanati purchased 3,200 Ordinary Shares before January 1, 2000 and that none of the other executive officers of IDB Holding, IDB Development and Clal Industries have purchased or sold any Ordinary Shares since such date.

                                                            Page 15 of  33 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Except as described herein, none of the Reporting Persons has any contacts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

            Pursuant to certain of the Share Purchase Agreements, Clal Industries is the assignee of registration rights granted by the Issuer. Pursuant to such Agreements, Clal Industries has the right to request the Issuer to register all or part of the 856,197 Ordinary Shares Clal Industries acquired pursuant to such Share Purchase Agreements (the "Eligible Shares"). If the Issuer at any time proposes to register any of its securities, it is required to give notice to Clal Industries of its intention. Upon Clal Industries' written request the Issuer shall include the Eligible Shares in the registration. If the registration involves an underwriter, Clal Industries' registration rights are conditional upon the underwriter's determination as to marketing factors requiring the limitation of the rights; provided that the number of shares to be included in the registration is determined on a pro rata basis and that all Eligible Shares Clal Industries requests to be registered are included prior to any other shares of the Issuer.

            At any time prior to March 15, 2002 Clal Industries may request in writing that all or part of the Eligible Shares be registered for trading on any securities exchange; provided the request is in a minimum amount of $3,000,000 and at a minimum price per share of $5.00. The Issuer is not required to effect any registration within a period of 180 days following the effective date of a previous registration and is entitled to postpone the registration once for a period of up to 120 days in the event that the proposed registration is expected to have an adverse impact on a planned acquisition, merger, tender offer or similar transaction. If the registration involves an underwriter, Clal Industries' registration rights are conditional upon the underwriter's determination as to marketing factors requiring the limitation of the rights; provided that (i) 50% of the Eligible Shares Clal Industries requests to be registered are included in the registration, (ii) the number of the remainder shares to be included is determined on a pro rata basis and (iii) that all Eligible Shares Clal Industries requests to be registered are included prior to any other shares of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

Exhibits 1,  Name, citizenship, business address, present
2 and 3 principal occupation and employer of executive officers and directors of (1) Clal Industries,
             (2) IDB Holding and (3) IDB Development.

Exhibit 4 Agreement dated June 2, 1998 between Clal Industries and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of Clal Industries.

                                                             Page 16 of 33 pages

Exhibit 5 Agreement dated June 9, 1998 between IDB Development and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of IDB Development.

Exhibit 6 Agreement dated June 9, 1998 between Leon Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mr. Recanati.

Exhibit 7 Agreement dated December 15, 1999 between Oudi Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment thereto on behalf of Mr. Recanati.

Exhibit 8 Agreement dated June 9, 1998 between Elaine Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Recanati.

Exhibit 9 Agreement dated June 9, 1998 between Judith Yovel Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Recanati.

Exhibit 10 Form of registration rights held by Clal Industries (filed as an exhibit to the Issuer's Registration Statement on Form F-1, as amended, dated March 13, 1998, and incorporated herein by reference).

                                                             Page 17 of 33 pages

SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2001

                 CLAL INDUSTRIES AND INVESTMENTS LTD.
                 IDB DEVELOPMENT CORPORATION LTD.
                 IDB HOLDING CORPORATION LTD.
                 LEON RECANATI
                 OUDI RECANATI
                 ELAINE RECANATI
                 JUDITH YOVEL RECANATI

                 By:  IDB HOLDING CORPORATION LTD.

                      By: /s/ JAMES I. EDELSON
                          -----------------------------------------------------
                          James I. Edelson, U.S. Resident Secretary of IDB Holding Corporation Ltd. for itself and on behalf of Clal Industries and Investments Ltd., IDB Development Corporation Ltd., Leon Recanati, Oudi Recanati, Elaine Recanati and Judith Yovel Recanati pursuant to the agreements annexed to this Amendment 6 to Schedule 13D as exhibits 4-9.
















                                                             Page 18 of 33 pages